December 16, 1997


Independence Tax Credit Plus L.P. II
625 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

                  We have acted as counsel to Lehigh Tax Credit Partners L.L.C. (the "Purchaser") in connection with an offer made by the Purchaser on November 10, 1997 (the "Offer") to acquire beneficial assignment certificates, representing assignments of limited partnership interests in Independence Tax Credit Plus L.P. II (the "Partnership"). The Offer is being made in compliance with Schedule 14D-1 of the Securities Exchange Act of 1934. This opinion addresses whether the acquisition by the Purchaser or its designee of interests in the Partnership representing up to approximately a 25% interest in the Partnership (the "Transfers") will, either by itself or in conjunction with other transfers that have occurred and transfers that are expected to occur, cause the Partnership to be treated as a publicly traded partnership within the meaning of Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code").

                  In rendering this opinion, we have assumed, without regard to the Transfers, that (a) the Partnership has properly been treated, and will continue to be properly treated, for federal income tax purposes, as a partnership other than a publicly traded partnership, (b) less than 5% of the outstanding interests in the Partnership have been and will be transferred each year, and (c) transfers of interests in the Partnership have been made, and any future transfers of interests in the Partnership will be made, in a manner that is not consistent with a readily available, regular and ongoing opportunity to sell Partnership interests. We have also assumed that the Partnership qualified for the 10-year grandfathering provision for existing partnerships set forth in


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Section 10211(c) of the Revenue Act of 1987, P.L. 100-203 and Treas.
Reg. s.1.7704-2.

                  The tender offer to acquire interests in the Partnership, which has been made on Schedule 14D-1 and in compliance with the rules applicable thereto, is for a fixed price (rather than pursuant to any negotiated price) and will remain outstanding for only a limited amount of time. All interests in the Partnership that will be sold pursuant to the tender offer will be sold at the same time, and there will be no broker-dealer or market maker involved in the tender. Thus, the restrictive nature of the tender offer, which is consistent with the parameters of Section 14(d) of the Securities Exchange Act and the rules promulgated thereunder, is fundamentally inconsistent with the "readily available, regular, and ongoing opportunity to sell or exchange" that must be present in order for interests in the Partnership to be readily tradable on a secondary market or the substantial equivalent thereof.

                  It should be noted that this opinion is not a representation or a guarantee of the tax results discussed herein and has no binding effect or official status of any kind. Rather, it represents our views as to the interpretation of existing law. No assurance can be given that the conclusions reached in this opinion would be sustained by a court if contested by the Internal Revenue Service ("IRS").

                  Section 7704(a) of the Code provides generally that a publicly traded partnership shall be treated as a corporation. The term "publicly traded partnership" is defined in Section 7704(b) of the Code to mean any partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in such partnership are readily tradable on a secondary market (or the substantial equivalent thereof).

                  There is no statutory definition of the terms "established securities market" or "readily tradable on a secondary market (or the substantial equivalent thereof)." In Notice 88-75, 1988-2 C.B. 386, the IRS issued guidance concerning rules under which a partnership would not be considered publicly traded. Notice 88-75 did not provide guidance as to the meaning of the term "traded on an established securities market," but did provide guidance concerning the circumstances in which interests in a partnership would be


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Independence Tax Credit Plus L.P. II                           December 16, 1997

treated as readily tradable on a secondary market or the substantial equivalent thereof. The Notice states that a secondary market is generally indicated by the existence of a person standing ready to make a market in the interest, and that an interest is treated as readily tradable if the interest is regularly quoted by persons such as brokers or dealers who are making a market in the partnership interest. The substantial equivalent of a secondary market is present if there is not a market maker but either the holder of an interest has a readily available, regular, and ongoing opportunity to transfer his interest through a public means of obtaining or providing information of offers to buy, sell or exchange interests or buyers and sellers have the opportunity to transfer interests in a time frame and with the regularity and continuity that the existence of a market maker would provide. Notice 88-75 also provides for a number of "safe harbors," none of which is applicable to the Transfers, but also states that the failure of a partnership to satisfy the safe harbors is not intended to establish or give rise to a presumption that the interests in the partnership will be treated as readily tradable on a secondary market or the substantial equivalent thereof.

On November 29, 1995, the IRS issued regulations which set forth the circumstances in which a partnership will be treated as a publicly traded partnership. The regulations include a definition of "established securities market," which does not include the Transfers, as well as an interpretation of the term "readily tradable on a secondary market or the substantial equivalent thereof," which is substantively similar to the interpretation set forth in Notice 88-75, but which restricts the availability of safe harbors. The regulations generally provide that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof "if, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable economically to trading on an established securities market," Treas. Reg. s.1.7704-1(c)(1), and that this standard will be met if partners have a "readily available, regular, and ongoing opportunity to sell or exchange" their partnership interests. Treas. Reg. s.1.7704-1(c)(2)(iii). The regulations are effective for taxable years beginning after December 31, 2005 for partnerships that were engaged in an activity before December 4, 1995 and do not add a substantial new line of business; such partnerships may


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Independence Tax Credit Plus L.P. II                           December 16, 1997

continue to rely on Notice 88-75 for guidance concerning the definition of "readily tradable on a secondary market or the substantial equivalent thereof." Treas. Reg. s.1.7704-1(l).

                  In Private Letter Ruling 9111023 (December 14, 1990), a partnership permitted limited partners to redeem their interests in accordance with NASAA Guidelines for Commodity Pool Programs, which require the redemption of interests at least quarterly. The partnership agreement prohibited the sale of additional units after the earlier of the sale of $7,500,000 of units or two years after the initial effective date of the registration statement (the "Prohibition Date"). The IRS ruled that after such date transfers of partnership interests through the redemption plan would be disregarded in determining whether the partnership was a PTP because such transfers were done through a closed-end redemption plan. With respect to the period prior to the Prohibition Date, the IRS stated that it need not decide whether the partnership was a closed end partnership because any redemptions that might occur "do not constitute the regular plan of redemptions that Congress intended to prohibit. Because the redemption period is effectively limited to a time frame that cannot exceed 12 months . . . these redemptions . . . do not provide holders of interests with a readily available, regular and ongoing opportunity to dispose of their interests in a manner that is substantially equivalent to a secondary market." The redemption period of 12 months in Private Letter Ruling 9111023 far exceeds the time period investors in the Partnership are being granted to accept or reject the Offer. In addition, quarterly redemptions are clearly more regular and ongoing than the Offer, which is a discrete event.

                  Based on our review of Section 7704 of the Code, its legislative history, Notice 88-75, and the regulations pursuant to Section 7704, we believe the Transfers and the other transactions described in the second paragraph of this opinion will not constitute trading on an established securities market and, because of the absence of a readily available, regular, and ongoing opportunity to transfer interests in the Partnership, will also not cause interests in the Partnership to be readily tradable on a secondary market or the substantial equivalent thereof. Accordingly, based upon the foregoing, we are of the opinion that, for federal income tax purposes, the Partnership will not be treated as a publicly traded partnership as a result of the Transfers and


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Independence Tax Credit Plus L.P. II                           December 16, 1997

the other transactions described in the second paragraph of this letter. Our opinion is based upon the facts and assumptions set forth in the second paragraph of this opinion.

                  This opinion does not constitute an opinion, representation or comment on any issue not expressly addressed herein. We can provide no assurance that the Code or regulations, or existing administrative or judicial interpretations thereof, will not be amended, revoked or modified (with or without retroactive effect) in a manner which affects our conclusions. We disclaim any responsibility to update this opinion or advise you of any changes in either law or fact. This opinion is delivered to the Partnership, may not be relied on by anyone else and may not be published to anyone else without our prior written consent. This opinion is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein.

                                                    Very truly yours,




                                                    /s/ Battle Fowler LLP